SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 12, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X      Form 40-F
                                     ---              ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                  Yes        No X
                                     ---       ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                  Yes        No X
                                     ---       ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                  Yes        No X
                                     ---       ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated February 12, 2004, announcing that The Boeing Company has selected the Company's latest generation of Product Lifecycle Management solutions as its companywide product development platform.

[IBM/DASSAULT SYSTEMES LOGO]



                    Boeing Signs Long-Term Contract with IBM
                  and Dassault Systemes to Standardize Product
                   Lifecycle Management Platform on Version 5

           Boeing to deploy full suite of V5 PLM solutions companywide and across extended enterprise to reduce costs and
                    speed roll-out of 7E7 and future projects

Seattle, USA and Paris, France - February 12, 2004 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that The Boeing Company (NYSE: BA) has selected their latest generation of Product Lifecycle Management (PLM) solutions as its companywide product development platform.

The double-digit million-dollar contract includes several thousand ENOVIA licenses that will be used to develop the technologically-advanced 7E7 dreamliner, the first Boeing project to be entirely developed using version 5 PLM technology.

By implementing the complete portfolio of IBM PLM Solutions developed by Dassault Systemes, Boeing will standardize use of specifications, engineering rules, operational parameters and simulation results across its extended enterprise. The partners and suppliers that comprise Boeing's Global Collaboration Environment (GCE) for the 7E7 will also implement the virtual product development platform, which is the industry standard used in all major new aircraft programs. Harmonization on the platform across Boeing's supply chain will improve collaboration, innovation, product quality, time-to-market and return-on-investment.

Effective until 2007, the contract includes companywide transition to CATIA V5, for collaborative design and product development, and ENOVIA Life Cycle Applications (LCA) and SMARTEAM, for collaborative product data and lifecycle management. Dassault Systemes' DELMIA Solution for digital manufacturing will enable Boeing to define and simulate new manufacturing facilities and processes. In addition, IBM's DB2 Universal Database will provide a secure data repository for Boeing's internal teams and external development partners throughout the development cycle of the aircraft.

"We are entering the 21st century with new ways of doing business," said Scott Griffin, CIO, The Boeing Company. "Breakthrough business processes and systems technologies will enable us to achieve completely new, innovative ways of developing our products. Dassault Systemes is integral to our success."

"Dassault Systemes' cooperation with Boeing to make the 777 the world's first all-digital designed aircraft was a milestone for the manufacturing industry," said Bernard Charles, president and CEO, Dassault Systemes. "Digital mock-up became a reality. Ten years later, CATIA, ENOVIA, DELMIA, and SMARTEAM are helping Boeing revolutionize the way it develops and supports aircraft by merging products with lifecycle management, again making PLM a new milestone for the industry."

                                    - more -

"IBM actively supports the aerospace industry with solutions that help aircraft builders, like Boeing, rationalize costs and develop more efficient and technologically sophisticated planes faster than ever before," said Scott Hopkins, general manager, IBM Product Lifecycle Management. "IBM PLM has been working hand in hand with the world's leading aerospace companies for more than 20 years, transforming the way aircraft are developed and produced. IBM will continue to provide solutions and industry thought leadership that will help the aerospace industry innovate and face the challenges of the future."

                                       ###

About Boeing
The Boeing Company, headquartered in Chicago, Ill., is the most successful manufacturer of commercial jetliners, military aircraft and satellites, and it provides a full range of lifecycle support for these and other products. The company is also a global market leader in missile defense, human space flight and launch services. Boeing capabilities also include financial services, advanced information and communications systems. For more information, visit http://www.boeing.com

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes 3D PLM integrated solutions for product development (CATIA(R), ENOVIA(R), DELMIA(TM), SMARTEAM(R)), general-use 3D solutions (SolidWorks), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Boeing Press Contact:         IBM Press Contact:        Dassault Systemes Press      Dassault Systemes Investor
Lori Gunter                   Chris Sciacca             Contacts:                    Contacts:
+1 425 717 0571               +1 212 745 4732           Anthony Marechal             Emma Rutherford, Harriet Keen
loretta.m.gunter@boeing.com   csciacca@us.ibm.com       +33 1 55 49 84 21            Financial Dynamics
                                                        anthony_marechal@ds-fr.com   +44 207 831 3113
                              Jennifer Feller
                              + 33 1 41 88 61 80        Derek Lane (Americas)
                              jennyfeller@fr.ibm.com    +1 818 673-2243
                                                        derek_lane@ds-us.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             DASSAULT SYSTEMES S.A.


         Date: February 12, 2004             By:   /s/ Thibault de Tersant
                                                   -----------------------
                                             Name:    Thibault de Tersant
                                             Title:   Executive Vice President,
                                                      Finance and Administration